UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

April 30, 2020 – Atlantica Yield plc (“Atlantica” or the “Company”) today announced that it has received notice that Algonquin Power & Utilities Corp. (“Algonquin”) has appointed Mr. Arun Banskota to the board of directors of Atlantica pursuant to, among others, articles 72.3 and 72.5 of the Company's articles of association. Mr. Banskota replaces Mr. Robertson, who has resigned from his position as director of the Company effective April 28, 2020. Mr. Banskota also replaces Mr. Robertson as a member of the Nominating and Corporate Governance Committee. The Company thanks Mr. Robertson for his dedication and commitment to the Company.
Mr. Banskota is the President of Algonquin and its incoming Chief Executive Officer.  Prior to joining Algonquin in February 2020, Mr. Banskota had 30 years of senior roles with a combination of experience in renewable energy development, construction, financing, and operations, management of multiple large business units and three start-ups in the clean-tech space, including as Managing Director, Global Power, with El Paso Corporation, President and CEO of EVGo, and as Vice President, Data Center Global Services and Energy Team at Amazon.com. Mr. Banskota holds a Masters of Arts from the University of Denver, and a Master of Business Administration from the University of Chicago.

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: April 30, 2020